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                           February 5, 2021

       James Huang
       Chief Investment Officer
       Indonesia Energy Corporation Limited
       Dea Tower I, 11th Floor, Suite 1103
       Jl. Mega Kuningan Barat Kav. E4.3 No.1-2
       Jakarta 12950, Indonesia

                                                        Re: Indonesia Energy
Corporation Limited
                                                            Registration
Statement on Form F-3
                                                            Filed January 28,
2021
                                                            File No. 333-252520

       Dear Mr. Huang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Lawrence Rosenbloom